

**UNITED STATES**

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 31, 2022

Lisa Tang
Co-Chief Executive Officer
Boqii Holding Ltd
Building 9, No. 388, Shengrong Road, Pudong
New District, Shanghai 201210
The People's Republic of China

> **Re: Boqii Holding Ltd**
> **Registration Statement on Form F-3**
> **Filed October 18, 2022**
> **File No. 333-267919**

Dear Lisa Tang:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-3 Filed October 18, 2022

Cover Page

1. Please disclose how regulatory actions related to data security or anti-monopoly concerns in Hong Kong have or may impact your ability to conduct your business, accept foreign investment or list on a U.S. or foreign exchange.

2. Please revise the cover page to state that you have been included on the conclusive list of issuers identified under the HFCAA on our website, and acknowledge the ramifications of such identification, including volatility in the trading price of your listed securities.

3.      Please update your disclosure wherever you discuss the HFCAA to reflect that the Statement of Protocol allows the PCAOB to inspect and investigate completely registered public accounting firms headquartered in both China and Hong Kong.

4.      To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, the consolidated VIEs or investors, summarize the policies on your cover page and in the prospectus summary, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state on the cover page and in the prospectus summary that you have no such cash management policies that dictate how funds are transferred. Provide a cross-reference on the cover page to the discussion of this issue in the prospectus summary.

5.      In the sixth paragraph, please disclose that investors may never hold equity interests in the Chinese operating companies.

About this Prospectus, page 1

6.      We note your definition of "China" and "PRC" on page 1 of the prospectus differs from the definition you use in your annual report on From 20-F for the fiscal year ended March 31, 2022, which you incorporate by reference into the prospectus. We further note that your regulatory disclosure is incorporated by reference from the "Regulations" section beginning on page 78 of the annual report. Please add disclosure to the prospectus to clarify, if true, that the legal and operational risks associated with operating in China also apply to operations in Hong Kong. In addition, please disclose applicable laws and regulations in Hong Kong in order to provide a comprehensive jurisdictional picture of the regulatory environment.

Prospectus Summary
Holding Company Structure and Contractual Agreements with the VEIs, page 6

7.      Please revise the diagram of the company's corporate structure. The diagram should not use solid lines to denote relationships with the VIE; instead, with respect to relationships with the VIE, it should use dashed lines without arrows.

Permits and Permission Required from the PRC Authorities for Our Operations, page 24

8.      We note that you do not appear to have relied upon an opinion of counsel with respect to your conclusion that you do not need any additional permissions and approvals to operate your business. If true, state as much and explain why such an opinion was not obtained.

9.      The disclosure here should not be qualified by materiality. Please make appropriate revisions to your disclosure.

Potential CSRC Approval Required for the Listing of our Securities, page 26

10. Please disclose the name of the legal counsel you reference in the first full paragraph on page 27 and add as an exhibit to the registration statement counsel's consent to being so named.

Summary of Significant Risk Factors, page 28

11. Please revise your Summary of Significant Risk Factors to include risks related to Hong Kong and make conforming disclosures accordingly.

12. In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company's operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

13. Please revise your Summary of Significant Risk Factors to ensure that each risk factor has a cross-reference to the relevant individual detailed risk factor.

Risks Related to Hong Kong, page 44

14. Please discuss China's Enterprise Income Tax Law and disclose any material risks and consequences. Make conforming disclosures in your Summary of Significant Risk Factors accordingly.

15. Please discuss whether there are laws or regulations in Hong Kong that result in oversight over data security and disclose how oversight impacts the company's business and the offering and to what extent you believe that you are compliant with such regulations. Make conforming disclosures in your Summary of Significant Risk Factors accordingly.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Rucha Pandit at (202) 551-6022 or Dietrich King at (202) 551-8071 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc:     Shuang Zhao